82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S GROUP

Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

With Compliments

Fosters Brewing Group

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

30 October 2003

Final Price and Allocation Policy for the ALH Share Offer

The Australian Leisure and Hospitality (ALH) Share Offer closed early at 12 noon, Thursday 30 October, 2003 due to the level of demand. Foster's Group Limited (Foster's) has set the Final Price for the Global Institutional Offer at $2.50, at the top end of the indicative range.

The Final Price to be paid by Foster's Shareholders, ALH Employees and Broker Firm Applicants is $2.40 per share, which is a 10 cents per share discount to the Final Price paid by institutions.

Due to the strong demand for ALH shares, General Public Applicants will not be allocated any shares.

Foster's CEO Ted Kunkel said: "This is an outstanding result for Foster's shareholders, with the company expected to receive gross proceeds from the sale of the Australian Leisure and Hospitality division of approximately $1.5 billion."

Allocation Policy

Successful applicants under the Institutional Offer will be advised of their allocations directly by the Joint Lead Managers and Bookrunners, Macquarie Equity Capital Markets Limited and Goldman Sachs JBWere Pty Ltd.

Applications received under the Foster's Shareholder Priority Offer will receive their guaranteed allocation of 1000 Shares. Applications by Foster's shareholders for shares in excess of the guaranteed minimum 1000 shares will not be fulfilled.

Applications by ALH Employees have been accepted in full.

Applicants who have accepted an allocation of Shares under the Broker Firm Offer have been accepted in full. Applicants under the Broker Firm Offer can confirm their allocations with their broker.

ALH shares are expected to commence trading on the ASX on Friday 7 November 2003 at 11am AEST, on a deferred settlement basis. ALH will trade under the ASX code of "ALH".

Holding statements and refund cheques will be dispatched by 11 November 2003.

Applicants requiring further information relating to the ALH Share Offer should call the Foster's **ALH Share Offer Information Line on 1800 101 170**.

For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261

Investor Relations
Robert Porter
Tel: +613 9633 2560

20) 11/19

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/10/2003

TIME: 16:24:45

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Price & Allocation Policy for ALH Share Offer

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1 October 2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	**10,456,865**	**654,036**
4	Total consideration paid or payable for the shares	**$47,068,557**	**$2,976,242**

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: **$4.58** date: 22 Oct 2003 lowest price paid: **$4.42** date: 15 Oct 2003	highest price paid: **$4.56** lowest price paid: **$4.54** highest price allowed under rule 7.33: **$4.73**

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**28,889,099**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **31 October 2003**

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2003

TIME: 08:36:14

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

31 October 2003

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with the ASIC today.

R.K. Dudfield

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Foster's Group Limited

ACN/ ABN

007 620 886

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	6,956,865	$31,214,939

Earliest date of change

Please indicate the earliest date that any of the above changes occured

31/10/03
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or P.O Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Robert Dudfield

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

3 1 / 1 0 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

George Sakoufakis

ASIC registered agent number

7717

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☒ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web **www.asic.gov.au/easylodge**

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2003

TIME: 11:49:38

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 484 - Notification of Share Cancellation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**